July 10, 2009

JOHN Q SAMPLE
100 CROSBY PKWY
COVINGTON, KY 41015-0001

Dear John Q Sample:

RF Micro Devices, Inc. (“RFMD”) is pleased to offer you the opportunity to take part in the Option Exchange Program. Through this program, you will have the ability, for a limited period of time, to exchange some or all of your outstanding options to purchase shares of our common stock for new unvested options for a lesser number of shares with a new exercise price, new vesting schedule and new term.

You have been identified as having an unexercised stock option grant with an exercise price not lesser than the greater of $5.00 or the 52-week closing stock price high of our common stock as of today that will not have expired as of the end of the election period. As a result, you hold options which are eligible to be exchanged in the Option Exchange Program.

Today, a copy of the Offer to Exchange, which provides full details of the Option Exchange Program, is being mailed separately to your address of record. Also being mailed to you is:

•	An Election Form (which includes a list of all of your stock options that are eligible to be tendered for exchange) that can be completed in paper form and delivered to the RFMD Treasury Department if you elect to exchange some or all of your eligible stock options in the Option Exchange Program; and

•	A Notice of Withdrawal that can be completed in paper form and delivered to the RFMD Treasury Department if you submit the Election Form, but later wish to withdraw your election before the Option Exchange Program expires.

You may also access the Offer to Exchange, submit an Election Form and withdraw a previously submitted Election Form at the Option Exchange Program Web site, at www.rfmdoptionexchange.com. The paper forms of the Election Form and Notice of Withdrawal are being mailed to you in the event you are unable or choose not to tender (or withdraw a previously delivered election to tender) your eligible options electronically through the Option Exchange Program Web site at www.rfmdoptionexchange.com.

We strongly encourage you to read the Offer to Exchange, the Election Form, the Notice of Withdrawal, and all other materials relating to the Option Exchange Program before deciding whether or not to tender your options for exchange. If additional copies of the Offer to Exchange, Election Form, or Notice of Withdrawal are needed, they are also available on the SEC’s Web site at www.sec.gov, and on the Treasury section of SharePoint at https://portal.rfmd.com.

Fidelity Investments® is assisting with the administration of the Option Exchange Program. If you are interested in making an election to participate in, or learn more about, the Option Exchange Program, you must go to the Option Exchange Program Web site at www.rfmdoptionexchange.com. Use your ID (Fidelity Participant ID), birth date and password (initially up to the first four characters of your last name, which you will be forced to change) to log on to the site.

The Option Exchange Program is currently scheduled to expire at 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009. If you wish to participate in the Option Exchange Program, your properly completed Election Form (whether submitted electronically through the Option Exchange Program Web site or in paper form) must be received by RFMD no later than 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009.

The Option Exchange Program is an important opportunity. You need to decide whether it makes sense for you. Please take the time to review the Offer to Exchange and related materials carefully. To assist you in understanding the Option Exchange Program, we included sample “questions and answers” in the Offer to Exchange, which may address some of the questions that you may have about the program. Participation in the Option Exchange Program also involves certain risks that are discussed in the documents referenced above, which you should consider when deciding whether to participate. In addition, you should contact your personal advisor(s) to determine if participation in the Option Exchange Program is right for you. RFMD makes no recommendation as to whether you should tender, or refrain from tendering, any or all of your eligible options in the Option Exchange Program.

If you have any questions about the administrative procedures involved in the Option Exchange Program, please call a Fidelity Stock Plan Services Representative at 1-800-544-9354, between the hours of 5:00 P.M. Sunday and midnight Friday, Eastern Daylight Time, excluding holidays of the New York Stock Exchange. If you have questions about the Option Exchange Program, or if you do not receive the mailed Offer to Exchange, Election Form and Notice of Withdrawal by Thursday, July 16, 2009, please contact RFMD’s Treasury Department via e-mail to “Option Exchange Coordinator” at OEC@rfmd.com or via fax to (336) 678-0360.

Please remember that we must receive shareholder approval for the Option Exchange Program at RFMD’s 2009 annual meeting of shareholders before the Option Exchange Program may be completed. RFMD’s Board of Directors reserves the right to amend, postpone or terminate the Option Exchange Program prior to the end of the exchange offer period.

Your Vote Counts — Please Remember to Vote

If you are an RFMD shareholder, I encourage you to take the opportunity to vote on the Option Exchange Program and other items being submitted for shareholder approval by returning your proxy before the annual meeting on July 29, 2009. All of the items being submitted for shareholder approval are described in our proxy materials available on the SEC’s Web site at www.sec.gov.

Please note that voting in favor of the Option Exchange Program at the annual meeting does not constitute an election to participate in the Option Exchange Program.

Sincerely,

Bob Bruggeworth
President and CEO
RF Micro Devices, Inc.

RFMD and Fidelity Investments are not affiliated.
Stock plan recordkeeping and administrative services are provided by Fidelity Stock Plan Services, LLC.
Fidelity Brokerage Services LLC, Member NYSE, SIPC
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